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VIA FACSIMILE AND OVERNIGHT COURIER
(202) 772-9203

January 25, 2013

Cecilia D. Blye
Chief, Office of Global Security Risk
100 F Street, NE
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:           Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-13884

Dear Ms. Blye:

On behalf of Cameron International Corporation (the “Company” or “Cameron”), this is the Company’s response to your letter dated December 11, 2012. The paragraph numbering set forth below corresponds to the numbering marked on the attached copy of your letter, not to your numbered paragraphs.

1.	Please tell us about any contact with Iran, Syria or Sudan since your letter to us of July 29, 2009.

Since our letter of July 29, 2009, there were two transactions involving Iran that occurred under our policy described in that letter. They were:

a.	A shipment of parts on September 30, 2009, with a value of €9,615.50; and
b.	Provision of services on October 22 and 27, 2009, with a value of €250,400.

2.	[W]e note a 2012 Congressional report about Iran sanctions that identifies Natco Group as a company that has been and still may be in the Iranian market.

Cameron entered into a contract to acquire all of the outstanding stock of NATCO Group Inc. in June, 2009. During our due diligence, we learned of certain contracts of NATCO’s non-U.S. subsidiaries for the sale of equipment and/or services to Iranian and Syrian entities. The Stock Sale and Purchase Agreement contained a covenant requiring NATCO to discontinue sales of equipment and services to US sanctioned countries.

Prior to completing the purchase in November, 2009, we reviewed NATCO Group’s open contracts involving Iran and Syria to determine that they had either been completed or cancelled.  To our knowledge,  no shipments or deliveries of either equipment or parts by the former NATCO Group to any US sanctioned countries took place after September, 2009.

3.	We note . . . that your joint venture partner MB Holding Company LLC continues to provide products and services in Syria.

MB Holding is a large multinational corporation, a portion of which is publicly traded with published financials. According to its website, its MB Petroleum Services LLC and its subsidiaries had: revenues of US $454,558,000 for the year ended 31 December 2011; operations and subsidiaries spread across the globe in the Middle East, Europe, North Africa, Asia, Asia-Pacific, Australia and New Zealand; and business dealings with a number of U.S. companies. Neither MB Holding nor any of the MB Group companies is on the Denied Parties List, nor are any an affiliate of Cameron.

As explained in our letter of July 29, 2009, our joint venture with them provides local aftermarket support and local manufacturing capability for Cameron’s customers in Oman and a channel to the Omani markets for new equipment and spare parts manufactured by the Company’s subsidiaries in Singapore and Romania. As also discussed in our letter of July 29, 2009, the joint venture is a Cameron consolidated entity and the General Manager of the joint venture is appointed by Cameron. The joint venture operation is set up to identify the end user and end project in an order enquiry before an order is accepted.

The joint venture does not sell equipment or spare parts, or provide aftermarket support to persons or companies doing business in Syria for any business in Syria. We audited our sales files, bills of lading, shipping invoices back to July 29, 2009, and received confirmation in writing from MB Holding that none of the items supplied by Cameron or the joint venture were exported or re-exported to support any MB Holding Syrian operations.

4.	We also note a 2010 news article indicating that you may have supplied a blowout preventer to a rig offshore Cuba.

In 1998, we sold a subsea stack (which includes a blowout preventer) to Ocean Drilling Company for a semisubmersible rig being initially built in Pascagoula, Mississippi. This rig was being built “on spec”, meaning Ocean Drilling had no contract for its use once completed. During its construction, Ocean Drilling entered into an agreement with Pan Canadian Petroleum whereby Pan Canadian would finance the completion of the rig, which was moved to facilities in Halifax, Nova Scotia, for this purpose, in return for putting the rig under contract to Pan Canadian when completed. This rig was and is capable of being used anywhere in the world.

In 2004, Ocean Drilling received a contract from Repsol to drill off of the coast of Cuba. After receiving this contract to drill in Cuban waters, Ocean Drilling attempted to place an order for aftermarket spares with us. We responded that due to the U.S. sanctions we could not accept the order, and we did not accept the order.

After drilling several wells for Repsol in Cuba, the rig was moved to West Africa.

In summary, when the subsea stack was ordered and delivered in 1998, as is common when rigs are built “on spec”, the intended use was unknown. The rig was and is capable of being employed anywhere in the world, and equipment suppliers have no control over the rig or its employment. When asked to supply parts for the rig when it was under contract to drill in Cuban waters, we refused because of the sanctions.

5.
Please describe . . .  the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since [July 29, 2009] . . . whether through subsidiaries, joint venture partners, resellers, distributors, or other direct or indirect arrangements.

Other than the close-out of then existing contractual obligations, as discussed in Paragraph No. 1, above, and in our letter of July 29, 2009, there have not been, are not, and are no anticipated contacts with Iran, Syria or Sudan by any Cameron entity.

6.
Please describe . . . the nature and extent of your . . . past, current or anticipated contacts with Cuba, whether through subsidiaries, joint venture partners, resellers, distributors, or other direct or indirect arrangements.

We have not had, do not have, and do not anticipate contacts with Cuba.  Our policy is to not have any business dealings with any entity in support of any of their business dealings with Cuba.

7.
Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment[s] and whether those contacts constitute a material investment risk for your security holders.

Given that our only such contacts were the “close out” contacts described in Response #1, above, we do not believe these contacts to be material under the guidance articulated in your letter.

Cameron acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this letter and in its filings. Cameron further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Should the staff have any questions with respect to the information provide in their letter, please contact me at 713 513-3389.

                                   Cameron International Inc.

                   By: ____  /s/ Christopher A. Krummel___________________
                    Name:   Christopher A. Krummel
                    Title:     Vice President, Controller and Chief Accounting Officer

c:       Ms. Jennifer Hardy, Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

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